Exhibit 99.1

GOGL – Acquisition of 18 dry bulk vessels and contemplated private placement of USD 338 million
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.
17 February 2021, Hamilton, Bermuda
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the "Company”) is contemplating to enter into a transaction (the "Transaction") for the acquisition of 18 modern scrubber fitted dry bulk vessels consisting of 10x Newcastlemaxes built 2019-21 and 8x Kamsarmaxes built 2020-21 (the "Vessels") from affiliates of Hemen Holding Limited, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family ("Hemen"), the Company's largest shareholder. The Transaction will add significant scale to Golden Ocean’s operating fleet, contribute to reducing cash breakeven levels and is in line with the Company's fleet renewal strategy.
The total consideration payable for the Vessels is approximately USD 752 million (the "Transaction"). The completion of the Transaction is subject to completion of the Private Placement (as defined below).
Affiliates of Hemen has agreed to provide a loan facility of USD 414 million, corresponding to 55% of the purchase price, in order to give the Company time and flexibility to arrange long term financing for the vessels. The loan facility is contemplated to be refinanced on favorable terms in the international debt market after completion of the Transaction.
In connection with the Transaction, the Company is contemplating a private placement to raise gross proceeds of approximately USD 338 million through the issuance of new ordinary shares in the Company (the "Private Placement"). The subscription price for the offer shares will be determined by the Board of Directors of the Company based on an accelerated bookbuilding process.
The net proceeds from the Private Placement will be used to finance the cash portion of the consideration in the Transaction, in addition to working capital and general corporate purposes.
Hemen has pre-committed to subscribe for, and will be allocated, 50% of the Private Placement, equivalent to USD 169 million.
The Company has engaged Arctic Securities AS and DNB Markets, a part of DNB ASA as Global Coordinators and Joint Bookrunners as managers in the Private Placement, and ABN AMRO Bank N.V., Danske Bank A/S, Norwegian branch, Fearnley Securities AS, ING Bank N.V., Nordea Bank Abp, filial i Norge, Pareto Securities AS and Skandinaviska Enskilda Banken AB (publ), Oslo Branch has been engaged as Joint Bookrunners (together with the Global Coordinators and Joint Bookrunners, the "Managers"). The Private Placement is directed towards investors subject to, and in compliance with, applicable exemptions from relevant prospectus or registration requirements.
Q4 financial trading update:
• Net income of $25.4 million and earnings per share of $0.18 for the fourth quarter of 2020 compared with $39.1 million and $0.27 per share for the third quarter of 2020.
• Adjusted EBITDA of $59.3 million for the fourth quarter of 2020, compared with $76.7 million for the third quarter of 2020.
• Strengthened balance sheet with cash and equivalents of $175.1 million
• The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on both the Company’s results, investment opportunities and the prevailing market conditions, it is the Company’s intent to distribute a significant portion of its earnings in line with the Company’s current strong market expectations.

The private placement:
The Private Placement comprises up to a number of ordinary shares in the Company to raise gross proceeds of approximately USD 338 million.
The bookbuilding period for the Private Placement will commence today, 17 February 2021 at 16:30 hours CET and will close on 18 February 2021 at 08:00 hours CET. The Company reserves the right to at any time and in its sole discretion resolve to close or to extend the application period or to cancel the Private Placement in its entirety. The minimum order size and allocation in the Private Placement will be the NOK equivalent of EUR 100,000, provided that the Company may, at its sole discretion, offer and allocate an amount below EUR 100,000, pursuant to any applicable exemptions from the prospectus requirement being available.
Allocation of Offer Shares will be made at the sole discretion of the Board in consultation with the Managers shortly after the end of the bookbuilding period.
Completion of the Private Placement is subject to the necessary corporate resolutions in the Company being made, including the approval by the Board of Directors to complete the Private Placement and issue the Offer Shares. The Private Placement will be cancelled if the conditions are not fulfilled, and may be cancelled by the Company in its sole discretion for any other reason.
In order to facilitate timely delivery of already listed shares, delivery of the Offer Shares allocated in the Private Placement will be settled by delivery of existing and unencumbered shares in the Company borrowed from Hemen. The shares delivered to investors in the Private Placement (other than Hemen) will thus be tradable on the Oslo Stock Exchange immediately after allocation. The Managers will settle the share loan from Hemen with the new shares issued in the Private Placement. The new shares will be registered under a separate ISIN pending approval of a listing prospectus by the Financial Supervisory Authority of Norway, and will not be listed or tradable on the Oslo Stock Exchange until the listing prospectus is approved, expected early April 2021.
The Company will announce the result of the Private Placement, the number of Offer Shares allocated and the subscription price for the Offer Shares in the Private Placement through an announcement expected to be published before opening of trading on Oslo Børs on 18 February 2021.
The contemplated Private Placement involves the setting aside of the shareholders’ preferential rights to subscribe for new shares. The Board has considered the Private Placement in light of the rules of equal treatment set out in the Euronext Oslo Continuing Obligations and the Oslo Stock Exchange's guidelines on the rules on equal treatment. The Board is of the opinion that the Private Placement will allow for the Company to raise capital more quickly and, at a lower discount compared to a rights issue. Furthermore, the Board is of the opinion that, in the current market, a private placement has a larger possibility of success compared to a rights issue. On this basis, the Board has concluded that the Private Placement is in compliance with these requirements.
The Company may, subject to completion of the Private Placement, and certain other conditions, resolve to carry out a subsequent offering of new shares which, subject to applicable securities law, will be directed towards existing shareholders in the Company as of 20 January 2021 (as registered in the VPS two trading days thereafter), who (i) were not included in the pre-sounding phase of the Private Placement, (ii) were not allocated Offer Shares in the Private Placement, and (iii) are not resident in a jurisdiction where such offering would be unlawful or, would (in jurisdictions other than Norway) require any prospectus, filing, registration or similar action.
Advokatfirmaet Wiersholm AS is acting as legal advisor to the Company in connection with the Private Placement.

For further queries, please contact:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53
Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Important information:
The release is not for publication or distribution, in whole or in part directly or indirectly, in or into Australia, Canada, Japan or the United States (including its territories and possessions, any state of the United States and the District of Columbia). This release is an announcement issued pursuant to legal information obligations, and is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. It is issued for information purposes only, and does not constitute or form part of any offer or solicitation to purchase or subscribe for securities, in the United States or in any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the US Securities Act. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into Australia, Canada, Japan or the United States. The issue, exercise, purchase or sale of subscription rights and the subscription or purchase of shares in the Company are subject to specific legal or regulatory restrictions in certain jurisdictions. Neither the Company nor the Managers assumes any responsibility in the event there is a violation by any person of such restrictions. The distribution of this release may in certain jurisdictions be restricted by law. Persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Managers are acting for the Company and no one else in connection with the Private Placement and will not be responsible to anyone other than the Company providing the protections afforded to their respective clients or for providing advice in relation to the Private Placement and/or any other matter referred to in this release.
Forward-looking statements:
This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.
Company Presentation attached